UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2026

Justin Floyd
Chief Executive Officer
RedCloud Holdings plc
50 Liverpool Street
London , EC2M 7PY , United Kingdom

Re: RedCloud Holdings plc
Registration Statement on Form F-1
Filed March 26, 2026
File No. 333-294615

Dear Justin Floyd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Justin Grossman